This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated November 23, 1999, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
           (including the associated Preferred Stock Purchase Rights)

                                       of

                            GARDEN RIDGE CORPORATION
                                       at

                              $11.50 Net Per Share


                                       by

                           GR Acquisition Corporation

                                which is owned by

                                GRDG Holdings LLC

GR Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is owned by GRDG Holdings LLC, a Delaware limited liability company, is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (together with associated stock purchase rights, the "Shares"), of Garden Ridge Corporation, a Delaware corporation (the "Company"), at a price (the "Offer Price") of $11.50 per Share, net to the seller in cash without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which terms and conditions constitute the "Offer Documents").

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              THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
              MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER
                     22, 1999, UNLESS THE OFFER IS EXTENDED.
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The Offer is conditioned on, among other things, at least 51% of the Shares not owned by the Purchaser or GRDG Holdings LLC on November 22, 1999 being properly tendered and not withdrawn, and the absence of a material adverse change since August 1, 1999. The Offer is not conditioned on the ability of the Purchaser to obtain financing. The Purchaser can waive the conditions to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 22, 1999 (the "Merger Agreement"), pursuant to which, if at least 51% of the Company's outstanding Common Shares which neither the Purchaser nor GRDG Holdings owned on November 22, 1999, are properly tendered and not withdrawn and the Purchaser purchases the tendered shares, the Purchaser will be merged into the Company in a transaction in which the Company will become wholly owned by the Purchaser's stockholders, and the Shares not owned by the Purchaser will be converted into the right to receive cash equal to the per share amount which is paid for Shares tendered in response to the Offer (which will be at least $11.50 per share).

THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

The Offer will expire at 12:00 midnight on December 22, 1999, unless it is extended. The Purchaser has the right to extend the Offer to not later than January 22, 1999. It will require the Company's consent to extend the Offer beyond that date. During any extension, all Shares which had previously been tendered and not withdrawn will remain tendered, subject to the right of a tendering stockholder to withdraw tendered Shares.

For purposes of the Offer, the Purchaser will be deemed to accept for payment, and thereby purchase, all the Shares which are properly tendered and not withdrawn when and if the Purchaser gives oral or written notice to Chase Mellon Shareholder Services L.L.C. (the "Depositary") that the Purchaser is accepting those Shares for payment. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving the payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing shares (or a timely Book-Entry Confirmation of transfer of Shares into an account maintained by the Depositary at The Depository Trust Company, pursuant to the procedures set forth in Section 9 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile of one), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time, depending upon when certificates or Book-Entry Confirmations are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN PAYING FOR SHARES.

         Questions and requests for assistance may be directed to the Information Agent as named below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                              D.F. KING & CO., INC.
                                 77 Water Street
                          New York, New York 10005-4495
                 Banks and Brokers Call Collect: (212) 269-5550
                    ALL OTHERS CALL TOLL FREE: (800) 758-5378

November 23, 1999